

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-mail
Bradley P. Beecher
President and Chief Executive Officer
The Empire District Electric Company
602 S. Joplin Avenue
Joplin, Missouri 64801

> Re: **The Empire District Electric Company**
> **Annual Report on Form 10-K and Definitive Proxy on Schedule 14A**
> **Filed February 23, 2012 and March 14, 2012**
> **Response dated January 9, 2013**
> **File No. 001-03368**

Dear Mr. Beecher:

We have reviewed your response letter dated January 9, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy on Schedule 14A filed March 14, 2012

4. Executive Compensation, page 13

Limitations on Incentive Compensation, page 16

1. We note your response to comment 1 in our letter dated December 31, 2012 and that you do not intend to include additional disclosures in future proxy statements regarding factors considered by your Compensation Committee in deciding to remove and replace the compensation limitation based on the payment of dividends. In this regard and with a view to explaining how you have determined to structure your long-term compensation on a prospective basis, please disclose in future proxy statements the information you provide in the fifth bullet (and accompanying sub-bullets) in your response or tell us why you believe such disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director